

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2020

Marc Stad
Chief Executive Officer
Dragoneer Growth Opportunities Alpha Corp.
One Letterman Drive
Building D, Suite M500
San Francisco, CA 94129

> **Re: Dragoneer Growth Opportunities Alpha Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 13, 2020**
> **CIK No. 0001827076**

Dear Mr. Stad:

   We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted October 13, 2020

Use of Proceeds, page 74

1.   Total gross proceeds assuming the over-allotment option is exercised should be $119,300,000 rather than the $19,300,000 presented. Please revise.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Christopher J. Capuzzi